P.O. Box 810, 1000 AV Amsterdam

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-14642)	June 3, 2013

Dear Mr. Rosenberg,

We are in receipt of your letter dated May 8, 2013, setting forth the comments of the Staff of the Securities and Exchange Commission relating to ING Groep N.V.’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 22, 2013.

We are currently working on a response to your letter. Further to your discussion with William Torchiana of Sullivan & Cromwell LLP, due to the time and coordination required to collect and analyze the relevant information to respond to your comments, we will be unable to respond to your comments within the ten business days as requested in the letter. Accordingly, we currently anticipate that we will be in a position to submit our response to the Staff’s comments by June 21, 2013.

On behalf of ING Groep N.V., I would like to thank you and your colleagues in advance for your understanding for this extension.

Please do not hesitate to call me at (011) 31-20-541-8510 or William Torchiana of Sullivan & Cromwell LLP at (011) 33-1-7304-5890 if you have any questions regarding the above.

Very truly yours,

/s/ HANS VAN BARNEVELD

Hans van Barneveld

Group Controller

cc:	Sasha Parikh	Mark Brunhofer
	Amy Reischauer	Bryan Pitko
(Securities and Exchange Commission)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)

Amstelveenseweg 500, P.O. Box 810, 1000 AV Amsterdam The Netherlands T +31 20 541 85 10 F +31 20 541 85 00	www.ing.com ING Groep N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam